                                                                     EXHIBIT 4.3

Dr Andrew Carr
576 Snowdon Lane
Princeton
New Jersey 08540
United States of America

                                                                 27 January 2003

Dear Andrew,

APPOINTMENT TO THE BOARD OF DIRECTORS OF AMERSHAM PLC

On behalf of Amersham plc (the COMPANY), I am pleased to confirm your appointment as a director of the Company (the APPOINTMENT) with effect from 9 May 2002. If you have any questions or issues in connection with your directorship, you are most welcome to raise them at any time.

The purpose of this letter is formally to confirm your appointment and to provide you with certain details, which I hope you will find helpful in the discharge of your duties and your understanding of your responsibilities as a main board director. We have already provided you with a Directors' pack containing basic corporate documentation, business information and procedures, which I believe you will find self-explanatory.

APPOINTMENT

1. The Appointment is subject to the approval of the shareholders. Approval will be sought at the next Annual General meeting and thereafter every three years. Unless the Appointment is renewed at these Annual General Meetings, you undertake to resign as a director of the Company forthwith at the conclusion of the meeting.

2. Notwithstanding the other provisions of this letter, both the board of directors of the Company (the BOARD) and the Company are entitled to terminate the Appointment at any time in accordance with the provisions of the Articles of Association of the Company or the Companies Act 1985 and, upon such termination or upon your resignation for any reason, you shall not be entitled to any damages arising directly or indirectly out of any such loss of office and no fee will be payable to you in respect of any unexpired portion of the term of the Appointment.

3. You are considered to be an executive director and will be identified as such in the annual report and other documentation.

                                                                              AT

DUTIES

4. In your role as Director you have a duty to promote the interests of the Company and you share equal responsibility with your co-directors for the general management, strategy and overall direction of the Company. You have a duty to promote the interests of the Company and to ensure the Board exercises effective control over the Group

5. As a listed public limited company we aim, so far as is practicable, to comply with the provisions of the Code of Best Practice published by the Turnbull Committee on the Financial Aspects of Corporate Governance.

6. Although other matters may from time to time prevent your attending meetings, your input your attendance is generally expected at meetings of the Board and any Committee to which you are appointed and at the Annual General Meeting.

BOARD MEETINGS

7. Within the Directors' pack, you will find a schedule of Board meeting dates for the year 2002. The full Board meets a minimum seven times a year and more often as business needs require.

ANNUAL GENERAL MEETING

8. Following your appointment to the Board it is necessary for you to be re-elected formally at our next Annual General Meeting which will take place on Wednesday 7th May 2003 at the Savoy Hotel, London.

FEES

9. You will be entitled to a fee for your services as a director of the Company of L30,000 per annum (less such deductions as the Company is required by law to make). The Board will review this fee annually. A separate letter is attached summarising the UK tax implications of your director's fees.

INSURANCE

10. To the extent possible, the Company will use its reasonable endeavours to maintain appropriate director's and officer's liability insurance for your benefit during your Appointment. Such insurance may not cover claims in which you are directly or indirectly interested as the claimant.

OTHER DIRECTORSHIPS AND BUSINESS INTERESTS

11. The Company recognises that you may have other duties and business interests. However, you will be expected to notify the Chairman of any direct conflict of interest that may arise due to your duties as a director of the Company and any other duties or business interests that you have or may have.

12. During the Appointment you will consult with the Chairman of the Company prior to accepting any directorships of publicly quoted companies that are in competition with any Group Company or any major external appointments. Please notify the Company Secretary immediately of any changes in directorships you hold, as these will need to be formally noted at the next Board meeting.

EMPLOYMENT AGREEMENT WITH AMERSHAM PHARMACIA BIOTECH (UK) LIMITED (NOW CALLED AMERSHAM BIOSCIENCES UK LIMITED)

13. Notwithstanding the Appointment you will continue to be employed under your employment agreement with Amersham Pharmacia Biotech (UK) Limited (now called Amersham Biosciences UK Limited) dated 1 May 2001 (the EMPLOYMENT AGREEMENT) subject to and in accordance with the terms of the Employment Agreement, as amended by the letter dated 16 December 2002, previously sent to you.

14. For the purposes of this letter GROUP COMPANY shall mean the Company any holding company of the Company any subsidiary of the Company or of any such holding company and holding company and subsidiary shall have the meanings given them by section 736 of the Companies Act 1985 (as amended).

FURTHER ADVICE

15. All Directors shall have access to the advice and services of myself as Company Secretary, and I am responsible to the whole Board for ensuring that Board procedures and applicable rules and regulations are followed.

16. Should circumstances arise in which it is necessary for you to seek independent legal advice, you should feel at liberty to do so. I should be happy to recommend from whom such advice might be taken, if you so wish, and the Company will be responsible for the costs of such legal advice or other professional fees reasonably and properly incurred. You might find it helpful to discuss the issue in advance, either with the Chairman or with another Non-executive Director, should you think it appropriate.

AMERSHAM'S CONSTITUTION

17. Within the Directors' pack, you will find a copy of the company's Memorandum and Articles of Association. You should familiarise yourself on its scope and provisions, particularly those relating to Directors. If you need any further clarification, please feel free to contact me.

STOCK EXCHANGE REQUIREMENTS

18. Under the terms of the Company's listing agreement with the UK Listing Authority, there are a number of provisions of which you should be aware, particularly in relation to the buying and selling of shares by Directors and others who are likely from time to time to have unpublished price sensitive information. Within the Directors' pack is enclosed a copy of a note relating to insider dealing and the UK Listing Authority model code for Director's transactions in shares.

         There is a separate listing agreement with the Oslo Stock Exchange on which we are also listed, and directors are personally required to notify the Oslo Stock Exchange of any share dealing with immediate effect. You must accordingly follow the procedures for obtaining prior consent from the company and notification of the Oslo Stock Exchange and the UK Listing Authority, which are all set out in the pack.

INFORMATION FROM YOURSELF

19. You have already supplied us with information we require relating to your shareholding in the Company and your other directorships. Please note that if any of the information you have supplied changes, you are required to notify us immediately. From time to time, we shall ask you to verify that we do hold the latest information about your shareholdings and directorships, so that our records are always up to date and appropriate notifications may be made.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely

ROBERT ALLNUTT
FOR AND ON BEHALF OF AMERSHAM PLC

I have read and agree to the above terms regarding my appointment as a director of Amersham plc with effect from 9 May 2002.

________________________                    ________________________
Andrew Carr                                 Date